F O R I M M E D I AT E R E L E A S E

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Extends High-Grade Gold Mineralization Beyond Mineral Reserves and Resources at Puerto Del Aire Deposit within Mulatos District

Toronto, Ontario (November 15, 2022) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported new results from ongoing surface exploration drilling at Puerto Del Aire, extending high-grade gold mineralization outside of Mineral Reserves and Resources. Puerto Del Aire is a higher-grade underground deposit, adjacent to the main Mulatos pit, and is comprised of five zones including PDA1, PDA2, Gap, Victor and Estrella. All reported composite widths are estimated true width of the mineralized zones.
•Puerto Del Aire: high-grade gold mineralization extended beyond existing Mineral Reserves and Resources across multiple mineralized zones including within a 200 metre (“m”) gap between PDA1 and PDA2. This includes multiple intercepts well above the current Mineral Reserve grade. New highlights include:
•PDA1:
32.24 g/t Au (20.78 g/t cut) over 5.30 m (21MUL051);
26.28 g/t Au (20.44 g/t cut) over 4.60 m (21MUL019);
18.01 g/t Au (15.27 g/t cut) over 6.15 m (21MUL014);
3.63 g/t Au over 26.05 m (21MUL016);
10.86 g/t Au over 8.35 m (21MUL021); and
6.78 g/t Au over 10.50 m (21MUL015).
•PDA2:
13.89 g/t Au (9.26 g/t cut) over 10.35 m (22MUL039);
8.75 g/t Au over 15.15 m (22MUL053);
7.62 g/t Au over 14.65 m (22MUL58);
32.60 g/t Au over 2.35 m (22MUL052); and
13.22 g/t Au over 4.50 m (22MUL046).
•Victor-Gap:
31.97 g/t Au (11.80 g/t cut) over 12.90 m (21MUL011).

Note: Drillhole composite gold grades reported as “cut” may include higher grade samples which have been cut to 40 g/t Au.

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“These exploration results highlight the significant potential to add higher-grade Mineral Reserves and Resources at Puerto Del Aire. They are also a further demonstration of the potential within the Mulatos District and our long-term track record of exploration success. Mulatos began producing in 2005 with a mine life of approximately seven years. Seventeen years later, the mine has produced 2.5 million ounces of gold and still had a six year Mineral Reserve life as of the end of 2021. We expect Puerto Del Aire will extend that life further with excellent potential to be another low-cost, high-return project as with La Yaqui Grande and the past producing Cerro Pelon and La Yaqui Phase I operations” said John A. McCluskey, President and Chief Executive Officer.
New highlight intercepts can be found in Table 1, and in Figures 3 and 4 at the end of this news release.
Puerto Del Aire
Puerto Del Aire is a higher-grade underground deposit located adjacent to the main Mulatos pit, and is comprised of five mineralized zones – PDA1, PDA2, Gap, Victor, and Estrella (Figure 2). In February 2022, Alamos announced an initial Mineral Reserve at Puerto Del Aire totalling 428,000 ounces (2.85 million tonnes “Mt” grading 4.67 g/t Au) as part of the December 31st, 2021 Mineral Reserve and Mineral Resource update. In addition to the Mineral Reserve, Measured and Indicated Mineral Resources totalled 124,000 ounces (0.77 Mt grading 5.05 g/t Au).
Mineral Reserves were determined based on Mineral Resource estimations that were completed within gold mineralization wireframes that were finalized in July 2020 and April 2021, based on detailed geological modelling (see “Mineralization Wireframe” in Figure 2). All drill holes reported in this press release were completed after April 2021 and were not included in the 2021 year end Mineral Reserves and Resources. These holes were completed with the objective of expanding mineralization - either as step outs from existing Mineral Resources, or targeting areas within the previously interpreted mineralization wireframe that did not contain a Mineral Resource due to limited drilling. From April 2021 to present, 57 drill holes totalling 17,788 metres have been completed at Puerto Del Aire. To date, 70% of the drillholes have intersected gold mineralization above the 3.0 g/t Au cut off grade.
Four rigs continue to drill at Puerto Del Aire, stepping-out from known mineralization with the objective of extending higher-grade Mineral Reserves and Mineral Resources (Figures 3 and 4). These results will be incorporated into the year-end 2022 Mineral Reserve and Resource update to be released in February 2023. This will be used as the basis for a new development plan for Puerto Del Aire which is expected to be completed in the third quarter of 2023.
Puerto Del Aire is expected to be mined from underground and accessed from a ramp and development drifts off the main Mulatos pit. This will greatly reduce the development needed to access the deposit. The higher-grade ore from Puerto Del Aire will be processed through the existing mill at Mulatos that was recently used to process underground ore from San Carlos. Work planned for 2023 includes updating the mine plan with the year end 2022 Mineral Reserve and finalizing operating and capital costs for mining and milling.
Drilling to date has demonstrated the significant potential to further expand high-grade mineralization at Puerto Del Aire with the deposit open in multiple directions. New highlights from the surface exploration program include (Figures 3 and 4, Table 1):
•PDA1:
•32.24 g/t Au (20.78 g/t cut) over 5.30 m (21MUL051);
•26.28 g/t Au (20.44 g/t cut) over 4.60 m (21MUL019);
•18.01 g/t Au (15.27 g/t cut) over 6.15 m (21MUL014);
•3.63 g/t Au over 26.05 m (21MUL016);
•10.86 g/t Au over 8.35m (21MUL021);
•6.78 g/t Au over 10.50 m (21MUL015);
•24.34 g/t Au over 2.90 m (21MUL013)
•3.27 g/t Au over 21.00 m (21MUL020);
•10.66 g/t Au over 5.90 m (21MUL021);

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•4.20 g/t Au over 12.25 m (21MUL021);
•4.21 g/t Au over 12.20 m (22MUL030);
•10.96 g/t Au over 4.50 m (21MUL009);
•13.56 g/t Au over 3.00 m (21MUL005);
•14.57 g/t Au over 2.75 m (21MUL021);
•6.12 g/t Au over 6.35 m (21MUL003);
•7.72 g/t Au over 4.70 m (21MUL008);
•3.12 g/t Au over 11.50 m (21MUL016);
•6.46 g/t Au over 5.25 m (21MUL004);
•5.91 g/t Au over 5.25 m (21MUL003); and
•6.10 g/t Au over 5.00 m (21MUL013).
•PDA2
•13.89 g/t Au (9.26 g/t cut) over 10.35 m (22MUL039);
•8.75 g/t Au over 15.15 m (22MUL053);
•7.62 g/t Au over 14.65 m (22MUL58);
•32.60 g/t Au over 2.35 m (22MUL052);
•13.22 g/t Au over 4.50 m (22MUL046);
•6.54 g/t Au over 8.60 m (22MUL025);
•4.20 g/t Au over 12.95 m (22MUL053);
•7.70 g /t Au over 6.00 m (22MUL053); and
•4.38 g/t Au over 7.95 m (22MUL056).
•Victor-Gap
•31.97 g/t Au (11.80 g/t cut) over 12.90 m (21MUL011).

Qualified Persons
Scott R.G. Parsons, P.Geo., FAusIMM, Alamos Gold’s Vice President, Exploration, has reviewed and approved the scientific and technical information contained in this news release. Scott R.G. Parsons is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Exploration programs at Mulatos are directed by Michele Cote, P.Geo., Alamos Gold’s Chief Exploration Geologist, Corporate. Michele Cote is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Quality Assurance and Quality Control
Alamos Gold maintains an internal Quality Assurance / Quality Control (QA/QC) program at Mulatos to ensure sampling and analysis of all exploration work is conducted in accordance with best practices.
Access to the Mulatos Property is controlled by security personnel. Drill core is logged and sampled at the core logging facility within the mine site under the supervision of a Qualified Geologist. A geologist marks the individual samples for analysis, and sample intervals, based on lithology and alteration, standards and blanks are entered into the database. The core is cut in half using an electric core saw equipped with a diamond tipped blade. One half of the core is placed into a micropore sample bag and sealed with a cable tie in preparation for shipment. The other half of the core is returned to the core box and retained for future

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reference. The samples are placed in large heavy-duty nylon reinforced micropore bags, which are identified and sealed before being dispatched. The core samples are picked up at the mine site and delivered to Bureau Veritas Commodities Canada Ltd. laboratory in Hermosillo, Mexico.
Gold is analyzed by 30 grams Lead Collection Fire Assay Fusion (FA) that ends with an Atomic Absorption Spectroscopy finish (AAS). Samples greater than 5.0 g/t Au are re-analyzed starting again with a FA process but ending with a gravimetric finish (GRAV). Bureau Veritas is an ISO/IEC 17025 accredited laboratory and has internal quality control (“QC”) programs that include insertion of reagent blanks, reference materials, and pulp duplicates that are in line with normal requirements, as well as participating on yearly proficiency tests to evaluate lab performance.
The Corporation inserts QC samples (blanks and reference materials) at regular intervals to monitor laboratory performance. Cross check assays are completed on a regular basis in a secondary accredited laboratory.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America and a strong portfolio of growth projects. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “continue”, "expect", "plan", "estimate", “target”, “budget”, “prospective” or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.
Such statements in this news release include, without limitation, statements with respect to planned exploration programs and focuses, potential drilling results and related expectations, costs and expenditures, project economics, gold price assumptions, potential mineralization, projected ore grades, changes in Mineral Resources and conversion of Inferred Mineral Resources to Proven and Probable Mineral Reserves, expected mine life, expected Mineral Reserve life and potential extensions thereof, expected increases in the value of operations, and other information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.

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These factors and assumptions include, but are not limited to: the actual results of current exploration activities, conclusions of economic and geological evaluations, changes in project parameters as plans continue to be refined, operations may be exposed to widespread pandemic; the impact of the COVID-19 pandemic on the broader market; state and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Mexico; the duration of regulatory responses to the COVID-19 pandemic; changes in national and local government legislation, controls or regulations; failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); ability to sell or deliver gold doré bars; disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance); changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, and Mexican peso); the impact of inflation; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays in the development or updating of mine plans; changes that may be required to the intended method of accessing and mining the deposit at Puerto Del Aire and changes related to the intended method of processing any ore from the despoit at Puerto Del Aire; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada or Mexico and other jurisdictions in which the Company may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.
Note to U.S. Investors – Mineral Reserve and Resource Estimates
Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.
.

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TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 1: Puerto Del Aire – Select Composite Intervals from new Surface Exploration Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values 40 g/t Au.

Hole ID	Zone	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	UTM Elevation (m)
20MUL002	PDA1	81.00	82.50	1.50	0.75	11.80	11.80	1186.7
20MUL002	PDA1	192.00	193.60	1.60	0.80	3.19	3.19	1148.2
20MUL002	PDA1	198.30	200.00	1.70	0.85	4.11	4.11	1146.0
20MUL002	PDA1	212.10	214.25	2.15	1.08	11.80	11.80	1141.3
20MUL002	PDA1	316.50	318.00	1.50	0.75	7.00	7.00	1106.3
20MUL002	PDA1	396.10	397.60	1.50	0.75	8.10	8.10	1077.0
20MUL002	PDA1	431.90	432.90	1.00	0.50	3.88	3.88	1063.7
20MUL002	PDA1	470.45	471.95	1.50	0.75	3.38	3.38	1050.8
20MUL002	PDA1	486.50	492.15	5.65	2.83	8.68	8.68	1044.9
20MUL002	PDA1	497.85	502.05	4.20	2.10	4.84	4.84	1041.5
21MUL001	PDA1	40.25	41.45	1.20	0.60	4.29	4.29	1202.5
21MUL001	PDA1	113.80	114.80	1.00	0.50	4.20	4.20	1176.5
21MUL001	PDA1	192.35	195.70	3.35	1.68	3.50	3.50	1148.0
21MUL002	PDA1	94.05	95.55	1.50	0.75	3.68	3.68	1176.0
21MUL002	PDA1	152.65	154.15	1.50	0.75	6.60	6.60	1150.1
21MUL002	PDA1	200.80	206.15	5.35	2.68	8.43	8.43	1128.0
21MUL002	PDA1	210.20	211.70	1.50	0.75	4.70	4.70	1124.7
21MUL002	PDA1	292.10	299.60	7.50	3.75	4.71	4.71	1088.1
21MUL002	PDA1	321.95	331.00	9.05	4.53	3.97	3.97	1074.9
21MUL002	PDA1	341.55	343.05	1.50	0.75	3.16	3.16	1068.1
21MUL002	PDA1	381.00	388.70	7.70	3.85	3.35	3.35	1049.7
21MUL002	PDA1	401.10	402.30	1.20	0.60	3.95	3.95	1042.2
21MUL003	PDA1	13.00	19.65	6.65	3.33	4.71	4.71	1209.5
21MUL003	PDA1	30.00	31.50	1.50	0.75	3.19	3.19	1202.7
21MUL003	PDA1	52.30	54.00	1.70	0.85	6.60	6.60	1192.2
21MUL003	PDA1	189.70	202.40	12.70	6.35	6.12	6.12	1124.3
21MUL003	PDA1	282.00	283.50	1.50	0.75	4.53	4.53	1083.5
21MUL003	PDA1	319.80	330.30	10.50	5.25	5.91	5.91	1063.7
21MUL004	PDA1	111.00	114.00	3.00	1.50	3.69	3.69	1169.0
21MUL004	PDA1	133.50	144.00	10.50	5.25	6.46	6.46	1157.7
21MUL004	PDA1	203.05	204.15	1.10	0.55	3.82	3.82	1129.6
21MUL004	PDA1	211.75	215.10	3.35	1.68	3.55	3.55	1125.4
21MUL005	PDA1	199.35	208.85	9.50	4.75	5.33	5.33	1146.5
21MUL005	PDA1	235.35	236.70	1.35	0.68	6.50	6.50	1137.0
21MUL005	PDA1	277.50	283.50	6.00	3.00	13.56	13.56	1125.6
21MUL005	PDA1	285.00	286.50	1.50	0.75	4.98	4.98	1124.4
21MUL005	PDA1	291.40	292.90	1.50	0.75	3.80	3.80	1123.0

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21MUL005	PDA1	482.50	484.00	1.50	0.75	5.20	5.20	1084.3
21MUL005	PDA1	513.00	514.50	1.50	0.75	3.45	3.45	1078.4
21MUL006	PDA1	208.50	209.50	1.00	1.00	4.33	4.33	1103.4
21MUL007	PDA1	42.60	43.90	1.30	1.30	6.07	6.07	1178.4
21MUL007	PDA1	61.65	62.40	0.75	0.75	4.33	4.33	1162.0
21MUL007	PDA1	68.80	69.90	1.10	1.10	6.78	6.78	1155.7
21MUL007	PDA1	75.00	76.40	1.40	1.40	5.48	5.48	1150.1
21MUL008	PDA1	108.00	112.70	4.70	4.70	7.72	7.72	1150.8
21MUL009	PDA1	48.40	52.90	4.50	4.50	10.96	10.96	1199.9
21MUL009	PDA1	241.50	243.00	1.50	1.50	6.70	6.70	1133.2
21MUL011	Victor -GAP	284.40	297.30	12.90	12.90	31.97	11.80	1083.1
21MUL013	PDA1	190.10	193.00	2.90	2.90	24.34	24.34	1149.3
21MUL013	PDA1	202.50	207.55	5.05	5.05	3.56	3.56	1144.8
21MUL013	PDA1	224.40	229.40	5.00	5.00	6.10	6.10	1137.9
21MUL013	PDA1	256.20	257.65	1.45	1.45	3.43	3.43	1128.8
21MUL013	PDA1	301.70	303.45	1.75	1.75	5.10	5.10	1116.2
21MUL013	PDA1	327.80	329.00	1.20	1.20	4.28	4.28	1109.5
21MUL013	PDA1	414.05	415.95	1.90	1.90	4.88	4.88	1085.6
21MUL013	PDA1	493.30	496.80	3.50	3.50	3.11	3.11	1064.7
21MUL014	PDA1	37.50	42.00	4.50	4.50	4.43	4.43	1187.9
21MUL014	PDA1	54.00	60.15	6.15	6.15	18.01	15.27	1175.4
21MUL015	PDA1	40.90	42.00	1.10	1.10	4.90	4.90	1188.9
21MUL015	PDA1	60.00	70.50	10.50	10.50	6.78	6.78	1173.0
21MUL015	PDA1	74.80	76.20	1.40	1.40	4.99	4.99	1166.1
21MUL016	PDA1	122.10	128.10	6.00	6.00	3.64	3.64	1161.1
21MUL016	PDA1	201.00	202.50	1.50	1.50	3.02	3.02	1128.3
21MUL016	PDA1	264.00	265.50	1.50	1.50	3.69	3.69	1103.2
21MUL016	PDA1	300.00	311.50	11.50	11.50	3.12	3.12	1087.7
21MUL016	PDA1	362.40	388.45	26.05	26.05	3.63	3.63	1060.8
21MUL018	PDA1	187.50	189.00	1.50	1.50	3.12	3.12	1160.7
21MUL018	PDA1	201.00	202.35	1.35	1.35	7.00	7.00	1156.1
21MUL019	PDA1	204.00	206.25	2.25	2.25	4.96	4.96	1164.9
21MUL019	PDA1	303.65	308.25	4.60	4.60	26.28	20.44	1138.1
21MUL020	PDA1	348.30	349.75	1.45	1.45	14.00	14.00	1124.7
21MUL020	PDA1	401.50	403.00	1.50	1.50	3.43	3.43	1110.6
21MUL020	PDA1	418.00	419.50	1.50	1.50	4.94	4.94	1106.4
21MUL020	PDA1	423.45	424.95	1.50	1.50	3.27	3.27	1105.0
21MUL020	PDA1	456.00	477.00	21.00	21.00	3.27	3.27	1094.5
21MUL021	PDA1	334.25	340.15	5.90	5.90	10.66	10.66	1062.8
21MUL021	PDA1	352.50	364.75	12.25	12.25	4.20	4.20	1053.6
21MUL021	PDA1	363.00	365.75	2.75	2.75	14.57	14.57	1051.2
21MUL021	PDA1	380.65	389.00	8.35	8.35	10.86	10.86	1042.3

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21MUL022	PDA1	69.00	70.50	1.50	1.50	3.65	3.65	1187.9
21MUL022	PDA1	258.70	260.50	1.80	1.80	3.06	3.06	1114.2
21MUL022	PDA1	345.65	352.85	7.20	7.20	3.42	3.42	1083.5
21MUL022	PDA1	352.00	353.45	1.45	1.45	6.20	6.20	1082.4
21MUL022	PDA1	355.10	357.00	1.90	1.90	3.15	3.15	1081.3
21MUL022	PDA1	382.05	383.55	1.50	1.50	3.22	3.22	1072.6
21MUL022	PDA1	405.00	406.50	1.50	1.50	5.50	5.50	1065.3
21MUL023	PDA1	232.30	233.55	1.25	1.25	8.60	8.60	1128.6
21MUL023	PDA1	384.40	385.50	1.10	1.10	4.50	4.50	1075.0
21MUL023	PDA1	414.00	415.50	1.50	1.50	6.70	6.70	1064.4
21MUL023	PDA1	474.95	476.60	1.65	1.65	5.20	5.20	1042.4
22MUL024	PDA1	185.90	187.20	1.30	1.30	5.30	5.30	1076.7
22MUL025	PDA2	202.95	211.55	8.60	8.60	6.54	6.54	1064.5
22MUL029	PDA1	187.15	188.65	1.50	1.50	5.40	5.40	1075.3
22MUL030	PDA1	203.50	215.70	12.20	12.20	4.21	4.21	1064.9
22MUL036	PDA2	204.10	206.70	2.60	2.60	8.18	8.18	1063.7
22MUL036	PDA2	212.55	214.05	1.50	1.50	3.16	3.16	1056.0
22MUL038	PDA2	245.70	247.20	1.50	1.50	3.38	3.38	1070.7
22MUL039	PDA2	251.55	252.40	0.85	0.85	4.06	4.06	1036.7
22MUL039	PDA2	299.15	309.50	10.35	10.35	13.89	9.26	984.9
22MUL040	PDA2	205.85	208.85	3.00	3.00	5.19	5.19	1080.0
22MUL043	PDA2	185.55	187.05	1.50	1.50	5.30	5.30	1090.5
22MUL044	PDA2	212.95	214.25	1.30	1.30	4.07	4.07	1073.5
22MUL044	PDA2	265.35	266.85	1.50	1.50	13.00	13.00	1021.3
22MUL046	PDA2	261.50	263.20	1.70	1.70	4.01	4.01	1030.0
22MUL046	PDA2	287.50	292.00	4.50	4.50	13.22	13.22	1002.9
22MUL046	PDA2	302.50	305.50	3.00	3.00	7.50	7.50	988.9
22MUL049	PDA1	186.70	192.70	6.00	6.00	3.83	3.83	1073.5
22MUL051	PDA1	207.50	212.80	5.30	5.30	32.24	20.78	1067.5
22MUL052	PDA2	215.35	216.85	1.50	1.50	3.07	3.07	1034.1
22MUL052	PDA2	234.75	237.10	2.35	2.35	32.60	32.60	1015.7
22MUL052	PDA2	250.20	251.70	1.50	1.50	10.90	10.90	1001.8
22MUL052	PDA2	277.20	278.70	1.50	1.50	11.40	11.40	976.8
22MUL053	PDA2	246.00	261.15	15.15	15.15	8.75	8.75	1050.1
22MUL053	PDA2	260.70	266.70	6.00	6.00	7.70	7.70	1040.7
22MUL053	PDA2	293.85	296.85	3.00	3.00	8.90	8.90	1011.3
22MUL053	PDA2	363.80	376.75	12.95	12.95	4.20	4.20	941.7
22MUL056	PDA2	253.65	254.55	0.90	0.90	4.14	4.14	1037.4
22MUL056	PDA2	311.80	313.30	1.50	1.50	12.50	12.50	979.3
22MUL056	PDA2	326.80	334.75	7.95	7.95	4.38	4.38	961.2
22MUL058	PDA2	275.00	289.65	14.65	14.65	7.62	7.62	1004.0
22MUL060	PDA2	266.55	268.05	1.50	1.50	11.30	11.30	1036.5
22MUL061	PDA2	275.70	278.70	3.00	3.00	3.68	3.68	1021.5

8 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 2: Surface drill holes; azimuth, dip, drilled length, and collar location at surface
(UTM Zone 12 NAD27)

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
20MUL002	60.0	-22.0	553.5	721128	3171451	1217
21MUL001	58.0	-23.0	199.5	721114	3171481	1218
21MUL002	60.0	-22.0	516.0	721130	3171413	1217
21MUL003	60.0	-28.0	372.0	721112	3171481	1217
21MUL004	56.0	-26.0	316.0	721102	3171491	1217
21MUL005	60.0	-20.0	567.0	721129	3171431	1217
21MUL006	60.0	-30.0	340.5	721123	3171392	1216
21MUL007	60.0	-60.0	108.0	721124	3171398	1216
21MUL008	60.0	-37.0	127.5	721119	3171476	1217
21MUL009	58.0	-20.0	396.0	721087	3171513	1218
21MUL010	56.0	-27.0	256.5	721086	3171513	1218
21MUL011	263.5	-9.0	381.0	721890	3172250	1134
21MUL012	58.0	-18.0	61.5	721075	3171526	1218
21MUL013	59.0	-20.0	516.0	721126	3171398	1217
21MUL014	78.0	-45.0	157.5	721126	3171459	1217
21MUL015	76.0	-42.0	126.0	721114	3171477	1217
21MUL016	71.0	-26.0	375.0	721092	3171503	1217
21MUL017	31.0	-20.0	21.0	721132	3171411	1217
21MUL018	330.0	-18.0	322.5	721423	3171208	1225
21MUL019	340.0	-17.0	321.0	721423	3171208	1225
21MUL020	350.0	-18.0	481.5	721424	3171209	1225
21MUL021	348.0	-27.0	409.5	721537	3171324	1214
21MUL022	63.0	-23.0	496.5	721126	3171398	1216
21MUL023	66.0	-21.0	508.5	721126	3171398	1216
22MUL024	280.0	-80.0	275.5	721625	3171674	1260
22MUL025	57.0	-72.0	242.5	721600	3171660	1263
22MUL026	45.0	-60.0	266.5	721604	3171663	1263
22MUL027	120.0	-65.0	302.5	721240	3171720	1312
22MUL028	80.0	-55.0	332.5	721600	3171661	1263
22MUL029	180.0	-85.0	281.7	721600	3171654	1263
22MUL030	335.0	-70.0	281.5	721602	3171668	1263
22MUL035	79.0	-80.0	221.7	721600	3171659	1262
22MUL036	25.0	-77.0	272.4	721601	3171659	1263
22MUL038	91.0	-81.0	260.6	721560	3171751	1314
22MUL039	35.0	-80.0	329.6	721840	3171697	1285
22MUL040	58.0	-63.0	251.1	721601	3171660	1262
22MUL041	104.0	-79.0	371.6	721969	3171937	1256

9 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

22MUL042	121.0	-87.0	344.7	721968	3171937	1256
22MUL043	32.0	-68.0	267.0	721601	3171660	1262
22MUL044	358.0	-84.0	290.6	721840	3171696	1285
22MUL045	235.0	-70.0	320.6	721967	3171935	1256
22MUL046	184.0	-81.0	335.5	721910	3171794	1290
22MUL047	53.0	-81.0	234.0	721601	3171660	1262
22MUL048	210.0	-84.0	338.8	721961	3171934	1256
22MUL049	247.0	-85.0	246.0	721598	3171659	1263
22MUL050	345.0	-77.0	290.6	721839	3171696	1285
22MUL051	310.0	-69.0	246.0	721599	3171660	1262
22MUL052	247.0	-67.0	311.7	722042	3171841	1234
22MUL053	348.0	-68.0	367.0	721834	3171697	1285
22MUL054	242.0	-66.0	297.0	721962	3171980	1236
22MUL055	246.0	-83.0	320.5	722042	3171841	1234
22MUL056	40.0	-83.0	350.8	721910	3171794	1290
22MUL057	239.0	-53.5	291.0	721961	3171980	1236
22MUL058	148.0	-84.0	291.1	721839	3171696	1285
22MUL059	299.0	-79.0	359.5	722042	3171841	1234
22MUL060	239.0	-47.0	360.0	721962	3171980	1236
22MUL061	244.0	-76.0	305.7	721910	3171794	1290

10 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 1: Puerto Del Aire Location Map, Mulatos District

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 2: Puerto Del Aire Sulphide Gold Mineralization Wireframes

12 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 3: Puerto Del Aire, PDA1 and PDA2 New Drilling Results

13 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 4: Puerto Del Aire, PDA1 and PDA2
Cross Section Through Long-Axis of Mineralization with New Drilling Results

14 | ALAMOS GOLD INC